EXHIBIT 12.1

Neiman Marcus, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Successor	Predecessor
(in thousands, except ratios)	Forty- three weeks ended July 29, 2006	Nine weeks ended October 1, 2005	Fiscal year ended July 30, 2005(1)	Fiscal year ended July 31, 2004(1)	Fiscal year ended August 2, 2003(1)	Fiscal year ended August 3, 2002(1)(2)

Fixed Charges:
Interest on debt	$214,700	$3,259	$23,960	$20,851	$18,643	$20,778
Amortization of debt discount and expense	11,740	44	248	220	254	251
Interest element of rentals	21,186	4,059	22,671	20,757	18,975	17,919
Total fixed charges	$247,626	$7,362	$46,879	$41,828	$37,872	$38,948
Earnings:
Earnings from continuing operations before income taxes, minority interest and change in accounting principle	$41,150	$69,889	$396,714	$327,330	$203,721	$160,300
Add back:
Fixed charges	247,626	7,362	46,879	41,828	37,872	38,948
Amortization of capitalized interest	776	105	538	424	401	312
Less:
Capitalized interest	(3,446)	(1,146)	(5,350)	(3,036)	(1,425)	(3,116)
Total earnings	$286,106	$76,210	$438,781	$366,546	$240,569	$196,444
Ratio of earnings to fixed charges	1.2	10.4	9.4	8.8	6.4	5.0

(1)                                  Fiscal years 2005, 2004, 2003 and 2002 have been adjusted to exclude the operations of Gurwitch Products, L.L.C.

(2)                                  Fiscal year 2002 includes 53 weeks of operations while the other years presented consist of 52 weeks of operations.